SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sprinklr, Inc.
(Name of Issuer)

Class A Common Stock, $0.00003 par value per share
(Title of Class of Securities)

85208T107
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85208T107	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON 12 West Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,983,268
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,983,268
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,983,268
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 85208T107	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer.

Sprinklr, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices.

29 West 35th Street, 7th Floor New York, NY 10001

Item 2(a).	Name of Person Filing.

This statement is filed by 12 West Capital Management LP (“12 West Management” or the “Reporting Person”).

Item 2(b).	Address of Principal Business Office.

The address of the principal business office of 12 West Management is 475 Tenth Avenue, 14th Floor, New York, NY 10018.

Item 2(c).	Place of Organization.

12 West Management is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities.

Class A common stock, par value $0.00003 per share (the “ Class A Common Stock”)

Item 2(e).	CUSIP Number.

85208T107

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 85208T107	13G/A	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

The percentages set forth herein are calculated based upon 116,694,347 shares of Class A Common Stock outstanding as of November 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending October 31, 2022 filed with the Securities and Exchange Commission on December 6, 2022.

12 West Management serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”) and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”) and possesses the sole power to vote and the sole power to direct the disposition of all the Issuer’s securities of held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin (“Mr. Ramin”), as the sole member of 12 West Capital Management, LLC (“12 West LLC”), the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

Mr. Ramin, in his capacity as sole member of 12 West LLC, may be deemed to beneficially own the shares beneficially owned by each of 12 West Onshore Fund and 12 West Offshore Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 85208T107	13G/A	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85208T107	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023
12 WEST CAPITAL MANAGEMENT LP
By: 12 West Capital Management, LLC, its General Partner

	By:	/s/ Joel Ramin
Name: Joel Ramin
Title: Sole Member